UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Alfi, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

00161P109

(CUSIP Number)

Paul Pereira

429 Lenox Avenue, Suite 547

Miami Beach, Florida 33139

(305) 395-4520

Copies to:

Andrew M. Tucker

Nelson Mullins Riley & Scarborough LLP

101 Constitution Avenue NW, Suite 900

Washington, DC 20001

Tel: (202) 689-2800

Fax: (202) 689-2860

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 6, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00161P109	13D	Page 2 of 5

1.	Names of Reporting Persons. Paul A. Pereira
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,701,031 shares
	8.	Shared Voting Power 63,0001 shares (2)
	9.	Sole Dispositive Power 1,701,031 shares
	10.	Shared Dispositive Power 63,001 shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,764,032 shares
12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☒ Row 11 excludes 63,001 shares of Common Stock owned by Mr. Pereira’s spouse of which Mr. Pereira disclaims beneficial ownership.

13.	Percent of Class Represented by Amount in Row (11) 15.0% (1)
14.	Type of Reporting Person (See Instructions) IN

(1) Based on 11,795,493 shares of common stock issued and outstanding, which excludes the potential exercise by the underwriters in the Issuer’s initial public offering of their option to purchase an additional 599,701 shares of common stock of the Issuer, as set forth in the prospectus (the “Prospectus”) of Alfi, Inc. (No. 333-251959) filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b)(4) on May 5, 2021.

(2) Includes 63,001 shares of Common Stock owned by Mr. Pereira’s spouse. Mr. Pereira may be deemed to have shared voting and/or dispositive power with respect to such shares.

CUSIP No. 00161P109	13D	Page 3 of 5

Item 1. Security and Issuer

This statement on Schedule 13D (this “Schedule”) relates to shares of common stock, $0.0001 par value per share (the “Common Stock”), of Alfi, Inc., a Delaware corporation (the “Issuer”). The address and principal office of the Issuer is 429 Lenox Avenue, Suite 547, Miami Beach, Florida 33139.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed by Paul A. Pereira.

(b), (c) Mr. Pereira is the Chairman of the Issuer’s Board of Directors and the Issuer’s President and Chief Executive Officer. The address of Mr. Pereira and the Issuer is 429 Lenox Avenue, Suite 547, Miami Beach, Florida 33139. Mr. Lee serves on the Issuer’s Board of Directors.

(d), (e) During the past five years, Mr. Pereira has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) Mr. Pereira is a U.S. citizen.

Item 3. Source and Amount of Funds or Other Consideration.

283,505 shares held of record by Mr. Pereira were acquired from the Issuer pursuant to bridge loan agreements with the Issuer. The shares were issued to Mr. Pereira in exchange for capital contribution of $450,000. An additional 63,001 shares are held of record by Rachael Pereira, Mr. Pereira’s wife, which were also acquired from the Issuer pursuant to the bridge loan agreement with the Issuer in exchange for capital contribution of $50,000.

1,417,526 shares held of record by Mr. Pereira were acquired from the Issuer in connection with the Issuer’s original formation. The shares were issued to Mr. Pereira in exchange for capital contribution of $112.50.

Item 4. Purpose of the Transaction

Mr. Pereira has no plans or proposals which relate to or would result in any of the matters listed in Item 4 of Schedule 13D except that, from time to time, Mr. Pereira may acquire shares of Common Stock pursuant to equity awards granted to him by the Issuer or, for investment purposes, Mr. Pereira may acquire or dispose of shares of Common Stock through open market transactions or otherwise, and may gift shares of Common Stock.

Item 5. Interest in Securities of the Issuer.

(a) - (b) Mr. Pereira beneficially owns 1,701,031 shares of Common Stock, excluding 63,001 shares of Common Stock owned by Mr. Pereira’s spouse. The Common Stock over which Mr. Pereira has sole voting and dispositive power represents 15.0% of the total shares of Common Stock outstanding. Mr. Pereira has may deemed to have shared voting and dispositive power of 63,001 shares of Common Stock directly owned by Rachel Pereira, Mr. Pereira’s spouse.

The filing of this Schedule 13D shall not be deemed an admission that Mr. Pereira is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities of the Issuer he does not directly own. Mr. Pereira specifically disclaims beneficial ownership of the securities reported herein that he does not directly own. Excluded from Mr. Pereira’s beneficial ownership are the shares of Common Stock directly beneficially owned by his spouse, Mrs. Pereira, which Mr. Pereira expressly disclaims beneficial ownership of by virtue of his inability to exercise voting or investment power over such shares of Common Stock.

CUSIP No. 00161P109	13D	Page 4 of 5

The above calculations are based on 11,795,493 shares of Common Stock issued and outstanding, which excludes the potential exercise by the underwriters in the Issuer’s initial public offering of their option to purchase an additional 599,701 shares of Common Stock of the Issuer, as set forth in the prospectus (the “Prospectus”) of Alfi, Inc. (No. 333-251959) filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b)(4) on May 5, 2021.

(c) - (e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth, or incorporated by reference, in Items 3, 4 and 5 is incorporated by reference to this Item 6. Except as otherwise described in this Schedule, Mr. Pereira does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

None.

[signature page follows]

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 7, 2021

/s/ Paul A. Pereira
Paul A. Pereira